CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in the Registration Statement on Form 40 F (the “Form 40-F”) being filed by B2Gold Corp. (the “Company”) with the United States Securities and Exchange Commission of:

i)	our audit report dated March 26, 2013 relating to the B2Gold Corp. consolidated financial statements as at December 31, 2012 and 2011 and for the years then ended, and

ii)	our audit report dated March 28, 2012 relating to the B2Gold Corp. consolidated financial statements as at December 31, 2011 and 2010 and for the years then ended.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
May 17, 2013